1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 16, 2006

For the month of July 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 8/16/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on July 17, 2006: The Company annouced the record date for stock and cash dividends is August 8, 2006

99.2	Announcement on July 19, 2006: Represent subsidiary UMO to annouce the merger with Thinktek Optronics Corp.

99.3	Announcement on July 20, 2006: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on July 20, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.5	Announcement on July 20, 2006: Update the Company’s 2005 Annual Report

99.6	Announcement on July 25, 2006: To clarify reports on Commercial Times on July 25, 2006

99.7	Announcement on July 27, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.8	Announcement on July 28, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.9	Announcement on July 31, 2006: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on July 31, 2006: To clarify reports on Economic Daily News on July 31, 2006

99.11	Announcement on August 1, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.12	Announcement on August 2, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.13	Announcement on August 2, 2006: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on August 2, 2006: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on August 2, 2006: UMC announced its unconsolidated operating results for the second quarter of 2006

99.16	Announcement on August 3, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.17	Announcement on August 3, 2006: To announce related materials on acquisition of machinery and equipment

99.18	Announcement on August 4, 2006: The Company received notice about completing the trust process for the 15% of outstanding shares of the holding company of Hejian

99.19	Announcement on August 7, 2006: To announce related materials on disposal of MediaTek Incorporation securities

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99.20	Announcement on August 8, 2006: To announce related materials on acquisition of machinery and equipment

99.21	Announcement on August 8, 2006: To announce related materials on acquisition of machinery and equipment

99.22	Announcement on August 8, 2006: July Revenue

99.23	Announcement on August 10, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.24	Announcement on August 11, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.25	Announcement on August 11, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.26	Announcement on August 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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The Company annouced the record date for stock and cash dividends is August 8, 2006

1.	Date of occurrence of the event: 2006/07/17

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The Company announced the record date for stock and cash dividends is August 8,2006. The ex-dividend date is August 2, 2006. The shareholder registration closing period is from August 4, 2006 to August 8, 2006.

Due the Company’s 11th shares buyback program, the total shares outstanding were decreased by 400,000,000 shares. Thus the stock and cash dividend ratios are adjusted to:

(1)	Stock dividend: every 1,000 shares are entitled to receive 10.228530 shares

(2)	Cash dividend: every share is entitled to receive NTD 0.40914120.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

Exhibit 99.2

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Represent subsidiary UMO to announce the merger with Thinktek Optronics Corp.

1.	Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): acquisition

2.	Date of occurrence of the event: 2006/07/19

3.	Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): The Company’s subsidiary, United Microdisplay Optronics Corporation (UMO), mergered Thintek Optronics Corp. by issuing 8,658,442 new shares. The resolution was passed by Board Meetings on July 18, 2006. The exsiting company is UMO and the extinct company is Thinktek Optronics Corp.

4.	Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): United Microdisplay Optronics Corporation, Thinktek Optronics Corp.

5.	Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity: Thinktek Optronics Corp. is the investee company which UMO holds 33%. The purposes are to increase competitiveness, to promote efficient management, to enlarge business scale, and to enforce economic of scale. whether it will affect shareholders’ equity: none

6.	Purpose/objective of the merger/acquisitionation: The purposes are to increase competitiveness, to promote efficient management, to enlarge business scale, and to enforce economic of scale.

7.	Anticipated benefits of the merger/acquisition: increase operating efficiency and lower operating costs

8.	Effect of the merger or consolidation on net worth per share and earnings per share: The merger will increase operating efficiency and lower operating costs, thus increase EPS and net worth.

9.	Share exchange ratio and basis of its calculation: every 2.31 shares of Thinktek Optronics Corp. will exchange 1 share of UMO. The share exchange ratio was decided by the Board Meeting based on the financial statements as of June 30, 2006, net worth per share and other factors which will affect shareholders’ equity

10.	Scheduled timetable for consummation: The merger record date is October 1, 2006.

11.	Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:: After the merger, the extinct company’s assets, liabilities and other rights will be endured by the existing company

12.	Basic information of companies participating in the merger:

(1)	United Microdisplay Optronics Corporation: The R&D, production and sales of LCOSs panel and components

(2)	Thinktek Optronics Corp.: Optical instrument sales

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13.	Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off):n/a

14.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: n/a

15.	Other important stipulations: none

16.	Do the directors have any objection to the present transaction? none

Exhibit 99.3

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/02/10~2006/07/19

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $504,566,075 NTD; total transaction price:$504,566,075 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEMITOOL INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.4

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/07/13~2006/07/20

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,149,000 shares; average unit price:$287.65 NTD; total amount: $330,506,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $330,506,000 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 37,057,272 shares; amount: 421,629,487 NTD; percentage of holdings: 4.29%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.39%; ratio of shareholder’s equity: 10.84%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.5

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Update the Company’s 2005 Annual Report

1.	Date of occurrence of the event: 2006/07/20

2.	Name of the company: United Microelectronics Corp.

3	.Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The Company updated the information about remuneration for directors, supervisors and managers in the 2005 Annual Report. The update is required by the government officials to disclose the proposed remuneration distribution from the 2005 retained earnings.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

Exhibit 99.6

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To clarify reports on Commercial Times on July 25, 2006

1.	Name of the reporting media: Commercial Times, A1

2.	Date of the report: 2006/07/25

3.	Content of the report: Merger of AMD and ATi will impact ATi’s supply chain and other companies

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

The Company’s policy is to respect customers’ business confidentiality and can not comment on specific customer’s status. The Company can not comment on media’s speculative reports as well.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

Exhibit 99.7

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/07/21~2006/07/27

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,215,000 shares; average unit price: $289.77 NTD; total amount: $352,065,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $338,241,4980 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 35,842,272 shares; amount: 407,805,485 NTD; percentage of holdings: 4.15%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 10.42%; ratio of shareholder’s equity: 12.88%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.8

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To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/07/24~2006/07/28

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 66,990,000 shares; average unit price: $12.04 NTD; total amount: $806,273,370 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 66,990,000 shares; amount: NTD 806,273,370; percentage of holdings: 1.32%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 11.25% ratio of shareholder’s equity: 13.90%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.9

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/06/26~2006/07/28

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $538,402,680 NTD; total transaction price: $538,402,680 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable
11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.10

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To clarify reports on Economic Daily News on July 31, 2006

1.	Name of the reporting media: United Evening News

2.	Date of the report: 2006/07/31

3.	Content of the report: The market speculate if UMC would merge Pormos

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information: The Company can not commend on media’s speculative reports.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

Exhibit 99.11

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/07/28~2006/08/01

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,140,000 shares; average unit price: $299.96 NTD; total amount: $341,952,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $328,981,831 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 334,702,272 shares; amount: 394,834,816 NTD; percentage of holdings: 4.02%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 11.22%; ratio of shareholder’s equity: 13.87%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.12

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To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/07/31~2006/08/02

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 43,469,000 shares; average unit price: $12.63 NTD; total amount: $549,084,461 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 110,459,000 shares; amount: NTD 1,355,357,831; percentage of holdings: 2.18%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 11.27% ratio of shareholder’s equity: 13.92%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.13

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/08/23~2006/08/01

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $609,405,039 NTD; total transaction price: $609,405,039 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): IWATANI INTERNATIONAL CORPORATION

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.14

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/07/18~2006/08/01

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $1,627,632,109 NTD; total transaction price: $1,627,632,109 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.15

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UMC announced its unconsolidated operating results for the second quarter of 2006

1.	Date of occurrence of the event: 2006/08/02

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the second quarter of 2006. Year-over-year revenue increased by 32.4% to NT$25.75 billion from NT$19.44 billion, and a 5.6% QoQ increase from NT$24.38 billion in 1Q06. The gross profit is NT$5.17 billion, increase 58.9% from NT$3.26 billion in 1Q06. Gross profit is 20.1%, which increases 6.8 percentage points from 13.3% in last quarter. The EPS for the second quarter in 2006 was NT$0.34.

Wafer shipments increased 4.2% QoQ to 786 thousand 8-inch equivalent wafers in 2Q06. Overall, the utilization rate for the quarter improved to 80%. The percentage of revenue from 90nm business increased to 16% in 2Q06, combined with revenue from 0.13um, it represents 38% of total revenue. Besides, 90nm business from graphic chips has been in mass production already.

“The results for Q2 were basically in line with our earlier forecast,” said UMC Chairman and CEO, Dr. Jackson Hu. “Revenue reached NT$25.75 billion, which represented a 5.6% growth over Q1. ASP increased by 1%, while wafer shipments increased by 4%. We are also happy to report that gross profit margin grew by 7%, with operating profit improving by 6%. Our gross profit and margins came in higher than we expected. This was primarily due to a higher number of shipments of leading edge 90nm and 0.13um chips.”

Dr. Hu continued, “In terms of our market view, there has been a significant change in market conditions over the past 3 months. We have seen clear signs of higher inventory levels from some of our customers; however, inventory levels vary significantly by application. For ICs related to flat panel displays and digital TVs, overproduction in anticipation of high demand related to the World Cup has resulted in inventory buildup, which will take some time to digest. For PC-related applications, the second quarter is traditionally slow, and although there is typically a pick-up in demand in the third quarter, there are signs that demand is being postponed due to delays in the release of new CPUs and operating systems. For handset related products, inventory levels are normal for the major brand-name providers, although there is inventory buildup at second-tier and non-brand companies.”

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“For the third quarter, we are expecting more than 20% of our revenue to come from 90nm sales. The utilization at our two 300mm fabs is also expected to improve significantly. Thus, we anticipate a steady growth in revenues and profitability for Q3. The 65nm technology node is progressing smoothly and is in the rollout stage. We believe UMC’s success at 65/90nm will accelerate our growth and improve profitability in the coming years. “

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

Exhibit 99.16

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To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/08/03~2006/08/03

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 84,676,000 shares; average unit price: $12.97 NTD; total amount: $1,098,215,552 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 195,135,000 shares; amount:NTD 2,453,573,383; percentage of holdings: 3.86%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 11.67% ratio of shareholder’s equity: 14.42%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.17

www.umc.com

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/06/21~2006/08/02

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $608,779,140 NTD; total transaction price: $608,779,140 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEZ SINGAPORE PTE LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.18

www.umc.com

The Company received notice about completing the trust process for the 15% of outstanding shares of the holding company of Hejian

1.	Date of occurrence of the event: 2006/08/04

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

On August 4, 2006, the Company received notice that the 15% of outstanding shares of the holding company of Hejian have been delivered to a trust account in custody.

6.	Countermeasures: To protect shareholders’ equity, the Company will continue seeking the government’s executive guidance.

7.	Any other matters that need to be specified: The share ownership and potential dividends will be acquired only after permission from the government and by following the appropriate laws. On June 13, 2005, the Company’s annual general meeting had resolved to endeavor to acquire permission from the government under the appropriate laws to place share ownership under the Company’s assets.

Exhibit 99.19

www.umc.com

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/08/02~2006/08/07

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,388,000 shares; average unit price: $266.55 NTD; total amount: $369,974,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 355,617,310 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 36,784,499 shares; amount: 380,478,126 NTD; percentage of holdings: 3.80%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 11.67%; ratio of shareholder’s equity: 14.41%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.20

www.umc.com

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/03/30~2006/08/07

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $852,922,650 NTD; total transaction price: $852,922,650 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.21

www.umc.com

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/08/02~2006/08/07

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $592,431,123 NTD; total transaction price: $592,431,123 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.22

www.umc.com

United Microelectronics Corporation

August 8, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
July	Invoice amount	8,306,456	6,837,726	1,468,730	21.48%
2006	Invoice amount	53,727,682	45,473,848	8,253,834	18.15%
July	Net sales	9,202,214	7,065,253	2,136,961	30.25%
2006	Net sales	59,337,180	46,793,879	12,543,301	26.81%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	37,690,468
UMC’s subsidiaries	22,148	22,653	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	30,817	2,278,072	75,380,936
UMC’s subsidiaries	0	0	7,824,516
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	19,121,240
Net Profit from Market Value	(1,188,813)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.23

www.umc.com

To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/08/08~2006/08/10

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 84,397,000 shares; average unit price: $12.89 NTD; total amount: $1,087,569,948 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 279,532,000 shares; amount:NTD 3,541,143,331; percentage of holdings: 5.52%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.01% ratio of shareholder’s equity: 14.83%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.24

www.umc.com

To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/08/11

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 60,700,000 shares; average unit price: $13.06 NTD; total amount: $792,864,319 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 340,232,000 shares; amount:NTD 4,334,007,650; percentage of holdings: 5.61%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.24% ratio of shareholder’s equity: 15.12%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.25

www.umc.com

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/08/08~2006/08/11

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,250,000 shares; average unit price: $283.34 NTD; total amount: $354,175,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 341,246,204 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 5,534,499 shares; amount: 367,548,830 NTD; percentage of holdings: 3.67%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.24%; ratio of shareholder’s equity: 15.12%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.26

www.umc.com

United Microelectronics Corporation

For the month of July, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of July, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of June 30, 2006	Number of shares held as of July 31, 2006	Changes
—	—	—	—	—

Note: Shares transferred to children.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of June 30, 2006	Number of shares pledge as of July 31, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	July	2006
Semiconductor Manufacturing Equipment	2,253,774	11,784,961
Fixed assets	25,153	214,090

4)	The disposition of assets (NT$ Thousand)

Description of assets	July	2006
Semiconductor Manufacturing Equipment	20,415	173,714
Fixed assets	0	0